Exhibit 3.7

ARTICLES OF AMENDMENT FOR TITLEMAX PAYROLL, LLC

I.

The name of the limited liability company is TitleMax Payroll, LLC. Articles of Organization for said company were filed with the Secretary of State on November 6, 2000. These Articles of Amendment are filed to reflect a change in the name of the company.

II.

The Articles of Organization of said company are hereby amended, effective upon filing, so that Article 1 shall heretofore read as follows:

“ARTICLE 1

The name of this Limited Liability Company is Equity Auto Loan, LLC. It is referred to in these Articles of Organization as the “Company.” It is organized under the Georgia Limited Liability Company Act, O.C.G.A. § 14-11-100, et. seq.”

III.

This amendment was unanimously adopted by all members and managers on April 7, 2006.

IN WITNESS WHEREOF, TitleMax Payroll, LLC, has caused these Articles of Amendment to be executed by its sole Member and Manager on the 7th day of April 2006.

/s/ Tracy Young
Tracy Young Member and Manager